UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

October 21, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Crow Technologies 1977 Ltd.
File No. 0-13844 - CF# 15578

Crow Technologies 1977 Ltd. submitted an application under rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on July 15, 2004.

Based on representations by Crow Technologies 1977 Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 4.2   through December 10, 2006

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel